

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Stephen Vogel
Chief Executive Officer and Chairman of the Board
Tuscan Holdings Corp.
135 E. 57th Street, 18th Floor
New York, New York 10022

>   **Re: Tuscan Holdings Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 30, 2021**
>   **File No. 001-38826**

Dear Mr. Vogel:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Alan Annex